EXHIBIT 14.2
CHARTER OF THE
NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS
OF
FROZEN FOOD EXPRESS INDUSTRIES, INC.

Adopted as of February 25, 2009

Purpose

The primary purpose and responsibilities of the committee are to:

•
recommend to the board of directors the individuals qualified to serve on the company’s board of directors (consistent with criteria that the board has approved) for election by stockholders at each annual meeting of stockholders and recommend the individuals qualified to fill vacancies on the board of directors; and

•	develop, review and update the company’s corporate governance standards;

•	oversee the evaluation of the board; and

•	oversee the policies, process and procedures of the company’s Code of Business Conduct and Ethics (the “Code”), as adopted by the board from time to time.

Composition

Membership.  The committee must consist of at least two directors. The board will designate a committee member as the chairperson of the committee, or if the board does not do so, the committee members will appoint a committee member as chairperson by a majority vote of the authorized number of committee members.

Independence.  All committee members must have been determined by the board to be independent as defined in the Nasdaq listing standards, as they may be amended from time to time (the “listing standards”).

Appointment.  Subject to the requirements of the listing standards, the board may appoint and remove committee members in accordance with the company’s bylaws. Committee members will serve for such terms as the board may fix, and in any case at the board’s will, whether or not a specific term is fixed.

Functions

Qualifications of directors. The committee periodically will assess, develop and communicate with the full board concerning the appropriate criteria for nominating and appointing directors, including:

•	the board’s size and composition;

•	applicable listing standards and laws;

•	individual director performance, expertise, experience and willingness to serve actively;

•	the number of other public and private company boards on which a director candidate serves;

•	consideration of director nominees proposed or recommended by stockholders;

•	related policies and procedures; and

•	other appropriate factors.

Director nominees and vacancies. The committee will recommend to the board and approve the individuals to be nominated for election as directors at each annual meeting of stockholders and recommend to the board and approve the individuals to fill vacancies on the board of directors, subject to legal rights, if any, of third parties to nominate or appoint directors.

Committee appointments. If and when requested periodically by the board, the committee will identify and recommend to the board the appointees to be selected by the board for service on the committees of the board.

Corporate governance policies.  The committee will develop, assess and make recommendations to the board concerning appropriate corporate governance policies.  Additionally, the committee will review at least annually the company’s corporate governance and ethics standards and will generally advise the board on emerging corporate governance and ethical matters for incorporation into the company’s policies and procedures.  The committee will also identify and recommend opportunities to improve communications across the company’s management structure regarding its corporate governance and ethics policies.

Business conduct and ethics.  The committee will work with the company’s directors and executive officers to set an appropriate “tone at the top” with respect to ethics compliance.  To this end the committee will oversee the policies, process and procedures of the Code, as adopted from time to time.  Specifically, the committee will:

•	review and identify opportunities to improve communication channels across the company regarding ethics and compliance issues;

•	provide guidance regarding the interpretation and application of the Code, including reviewing the Code annually;

•	oversee the process and procedures related to violations of the Code;

•
provide annual reports to the board, the audit committee, the president and the chairman of the board of the company with respect to compliance with the Code during the year, the results of its annual review of the Code, and any recommendations for revisions to the Code;

•	review potential conflicts of interest involving the company’s executive officers;

•	select the code compliance officer, who will report to the Nominating and Corporate Governance Committee on all corporate governance and Code matters ; and

•	review the reports created by the code compliance officer.

Board evaluation. The committee will oversee an annual review of the performance of the full board.

Other functions. The committee may perform any other activities consistent with this charter, the company’s corporate governance documents and applicable listing standards, laws and regulations as the committee or the board considers appropriate.

Meetings, reports and resources

Meetings. The committee will meet as often as it determines is necessary, but not less than annually. The committee may also hold special meetings or act by unanimous written consent as the committee may decide consistent with the company’s bylaws. The committee may meet in separate executive sessions with other directors, the chief executive officer and other company employees, agents or representatives invited by the committee.

Procedures. The committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the company’s bylaws and other corporate governance documents, applicable laws or regulations, or the listing standards. The chairperson or majority of the committee members may call meetings of the committee. A majority of the authorized number of committee members will constitute a quorum for the transaction of committee business, and the vote of a majority of the committee members present at a meeting at which a quorum is present will be the act of the committee, unless in either case a greater number is required by this charter, the bylaws or the listing standards. The committee will keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the corporate records.

Reports. The committee will report its recommendations for director nominees for the annual meeting of stockholders to the board at an appropriate time prior to preparation of the company’s proxy statement for the annual meeting.  The committee will also report to the board annually the results of (a) an oversight review of the performance of the board of directors and (b) the committee’s assessment of the company’s corporate governance policies and implementation (which report will also be delivered to the company’s audit committee, Chief Executive Officer and Chairman of the Board) with respect to compliance with the Code during the year and any recommendations for revisions to the Code. The committee will also report to the board on the major items covered by the committee at each committee meeting, and provide additional reports to the board as the committee may determine to be appropriate.

Delegation. The Committee may delegate any of its responsibilities as it deems appropriate, to a subcommittee comprised of one or more members of the Committee, except powers and responsibilities required by applicable law and regulations to be exercised by the whole Committee.

Committee access. The committee is at all times authorized to have direct, independent and confidential access to the company’s other directors, management and personnel to carry out the committee’s purposes.

Reliance on others. Nothing in this charter is intended to preclude or impair the protection provided in Article 2.41.D. of the Texas Business Corporation Act for good faith reliance by members of the committee on reports or other information provided by others.